SECURITES AND EXCHANGE COMMISSION
                             WASHIGNTON, D.C. 20549

                                   FROM 12b-25

                             Commission File Number


                           NOTIFICATION OF LATE FILING


(Check One) : [_]  Form 10-K      [_]  Form 11-K       [_]  Form 20-F
              [x]  From 10-Q      [_]  Form N-SAR

              For Period Ended: March 30, 2002

[_]        Transition Report on Form 10-K

[_]        Transition Report on Form 20-F

[_]        Transition Report on Form 11-K

[_]        Transition Report on Form 10-Q

[_]        Transition Report on Form N-SAR

           For the Transition Period Ended:

Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission as verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:





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PART I
REGISTRATION INFORMATION

PREMIUM AXIUM ASP, INC.
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Full Name of Registrant


Former Name if Applicable


9025 WILSHIRE BLVD., SUITE 400
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Address of Principal Executive Office (Street and Number)


BEVERLY HILLS, CA 90211
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City, State and Zip code




PART II
RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

     |    (a)   The reasons described in reasonable detail in Part III of this
     |          form could not be eliminate without unreasonable effort of
     |          expense;
     |    (b)   The subject annual report, semi-annual report, transition
[x]  |          report on Form 10-K, Form 20-F, Form 11-K of Form N-SAR, or
     |          portion there of will be  filed  on or before the 15th
     |          calendar  day following the prescribed due date; or the subject
     |          quarterly report or transition report on Form 10-Q, or portion
     |          thereof will be filed on or before the fifth  calendar day
     |          following the  prescribed  due date; and
     |
     |    (c)   The accountant's statement or other exhibit required by Rule
     |          12b-25 (c) has been attached if applicable.




           PART III
           NARRATIVE

         State below in reasonable detail why the form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The completion of financial and other information necessary for completion of the registrants quarterly report on form 10-Qsb for the quarter ended March 2002 has been delayed due to delays in preparation of other financial information necessary to complete the form 10-Qsb.





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           PART IV
           OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Christine Favara, CEO                      310-786-8434
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                (Name)                         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months of for such shorter period that the registrant was required to file such report
           (s) been filed? If the answer is no, identify report (s).

                                                      [_]  Yes      [x]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding periods for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


           If so: attach a explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date                                           By
        ----------------------------                 --------------------------


           INSTRUCTION: The form maybe signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

           Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).



                              GENEREAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T.

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